STATEMENT OF INVESTMENTS

Dreyfus Basic Money Market Fund, Inc.

May 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--42.5%	Principal Amount ($)	Value ($)
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee)		
2.80%, 11/17/08	50,000,000	50,000,000
Bank of Ireland (Yankee)		
3.02% - 3.03%, 8/28/08 - 10/28/08	50,000,000 a	50,000,408
Bank of Montreal (Yankee)		
2.87%, 9/8/08	25,000,000	24,999,661
Bank of Scotland PLC		
2.80%, 10/14/08	50,000,000	50,000,000
Barclays Bank PLC (Yankee)		
2.55%, 12/29/08	25,000,000	25,000,000
Branch Banking & Trust Co.		
2.88%, 11/5/08	50,000,000	50,000,000
Canadian Imperial Bank of Commerce (Yankee)		
3.09%, 10/23/08	55,000,000	55,000,000
Credit Suisse (Yankee)		
4.40% - 4.90%, 6/11/08 - 7/7/08	45,000,000	45,000,000
DEPFA BANK PLC (Yankee)		
2.65%, 8/22/08	50,000,000 a	50,000,000
Fortis Bank (Yankee)		
2.50%, 12/23/08	25,000,000	25,000,000
Harris N.A.		
3.00%, 10/23/08	30,000,000	30,000,000
Societe Generale (London)		
4.80%, 6/10/08	50,000,000	50,000,000
Wilmington Trust Co., DE		
2.78%, 8/8/08	40,000,000	40,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $545,000,069)		**545,000,069**
Commercial Paper--32.6%		
ASB Finance Ltd.		
4.97%, 6/12/08	25,000,000 a	24,962,951
Cancara Asset Securitisation Ltd.		
2.82%, 6/18/08	30,000,000 a	29,960,333
CHARTA LLC		
2.96%, 8/13/08	50,000,000 a	49,703,944
Citigroup Funding Inc.		
2.84%, 10/9/08	50,000,000	49,494,445
Commerzbank U.S. Finance Inc.		
3.06%, 8/20/08	20,000,000	19,866,000
DnB NOR Bank ASA		
2.94%, 8/13/08	40,000,000	39,764,778
FCAR Owner Trust, Ser. I		
3.17%, 7/15/08	25,000,000	24,904,667
Gemini Securitization Corp., LLC		
2.82%, 8/1/08	50,000,000 a	49,762,778

Skandinaviska Enskilda Banken AB		
3.04%, 10/24/08	30,000,000	29,638,708
Swedbank (ForeningsSparbanken AB)		
2.80%, 8/1/08	50,000,000	49,764,472
Three Pillars Funding LLC		
2.45%, 6/2/08	25,000,000 [a]	24,998,299
UBS Finance Delaware LLC		
2.80%, 10/8/08	25,000,000	24,752,750
Total Commercial Paper		
(cost $417,574,125)		**417,574,125**

Corporate Notes--15.2%

Commonwealth Bank of Australia		
2.41%, 6/25/08	25,000,000 [b]	25,000,000
Lehman Brothers Holdings Inc.		
2.82%, 6/27/08	45,000,000 [b]	45,000,000
Royal Bank of Scotland PLC		
2.48%, 6/24/08	40,000,000 [b]	40,000,000
Wells Fargo & Co.		
2.77%, 6/4/08	45,000,000 [b]	45,000,000
Westpac Banking Corp.		
2.51%, 6/17/08	40,000,000 [b]	40,000,000
Total Corporate Notes		
(cost $195,000,000)		**195,000,000**

Promissory Note--1.9%

Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $25,000,000)	25,000,000 [c]	**25,000,000**

Time Deposit--2.6%

Key Bank U.S.A., N.A. (Grand Cayman)		
2.00%, 6/2/08		
(cost $33,000,000)	33,000,000	**33,000,000**

Repurchase Agreements--5.1%

Banc of America Securities LLC		
2.53%, dated 5/30/08, due 6/2/08 in the amount of		
$11,002,315 (fully collateralized by $12,321,763		
Corporate Bonds, 5.80%-7.10%, due 6/7/12-3/20/28,		
value $11,550,001)	11,000,000	11,000,000
Barclays Financial LLC		
2.53%, dated 5/30/08, due 6/2/08 in the amount of		
$25,005,260 (fully collateralized by $25,454,829		
Corporate Bonds, 4.75%-7%, due 7/15/08-2/15/13, value		
$25,750,001)	25,000,000	25,000,000
Morgan Stanley		
2.53%, dated 5/30/08, due 6/2/08 in the amount of		
$29,006,102 (fully collateralized by $166,588,413		
Corporate Bonds, 0%-9.36%, due 5/30/37-1/10/47, value		
$30,123,255)	29,000,000	29,000,000
Total Repurchase Agreements		
(cost $65,000,000)		**65,000,000**
Total Investments (cost $1,280,574,194)	**99.9%**	**1,280,574,194**
Cash and Receivables (Net)	**.1%**	**1,844,172**

| **Net Assets** | **100.0%** | **1,282,418,366** |

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $279,388,713 or 21.8% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $25,000,000. At May 31, 2008, the aggregate value of this security was $25,000,000 representing 1.9% of net assets and is valued at cost.

At May 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those

securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment

Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained

from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of May 31, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs		Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices		0	0
Level 2 - Other Significant Observable Inputs		1,280,574,194	0
Level 3 - Significant Unobservable Inputs		0	0
Total		1,280,574,194	0

*Other financial instruments are derivative instruments not reflected in the Statement of Investments, such as futures, forward currency

exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.